Exhibit 1

July 18, 2005

Manager Companies

Company Announcements Office
Australian Stock Exchange Ltd
Level 4, Stock Exchange Centre
20 Bridge St

Sydney   NSW   2000

Dear Sir

Rinker Group Limited (Rinker)

Trading Update for the Quarter ended 30 June 2005

Attached is the Trading Update for Rinker Group Limited for the first quarter (three months ended 30 June 2005), accompanied by the Quarterly Financial Information.

A conference call to analysts, to discuss the release, will be webcast live on the Rinker website (www.rinkergroup.com) from 7.00 a.m. AEST on Tuesday 19 July (5 p.m. US EDT – Monday 18 July). The conference call will be archived on the website.

Yours faithfully

Peter Abraham
Company Secretary

Rinker Group Limited     ABN 53003433118
Level 8, Tower B, 799 Pacific Highway, Chatswood NSW 2067  PO Box 5697, West Chatswood NSW 1515
Telephone (02) 9412 6600  Facsimile (02) 9412 6666

News Release

RINKER TRADING UPDATE SHOWS FIRST QUARTER
NET PROFIT UP 62%

Important Note:  Results are unaudited, and shown under A-IFRS.  See Note 1.

Rinker Group Limited (“Rinker”) today announced that net profit after tax (PAT) for the three months ended 30 June 2005 (QEJ05), was up 62% to US$181 million (1), compared with earnings in the June quarter 2004 (QEJ04).

Earnings per share (2) (EPS) rose 63% to 19.3 US cents, from 11.9 cents. Earnings per ADR (2) were US$0.96.

Earnings before interest and tax (EBIT) rose 56% to US$284 million. Trading EBIT, which excludes the US$31 million EBIT gain from the April 2005 sale of the Buffalo Road quarry in Las Vegas, was up 39% to US$254 million.

Other key measures:

•                  Trading revenue was up 17% to US$1,240 million

•                  Earnings before interest and tax, depreciation and amortisation (EBITDA) (3) rose 47% to US$335 million

•                  EBITDA/trading revenue margins rose to 27.1% from 21.6%

•                  EBIT margins were 22.9%, up from 17.2%

•                  Free cash flow (4) rose 154% to US$173 million

•                  Return on funds employed (5) (ROFE) was 30.5%, up from 21.1%

•                  Return on equity (6) was 21.7%, up from 17.6%

The US subsidiary Rinker Materials Corporation again performed strongly, underpinned by solid demand conditions in most markets – particularly Florida and Arizona - and higher prices. The price rises, together with operational improvement savings, more than offset significant cost increases in fuel, energy, freight and materials. EBIT rose 67% to US$246 million. Excluding the quarry sale, EBIT was up 46% to US$215 million.

The Australian subsidiary, Readymix, lifted EBIT 2% in local currency to A$54 million.  In US$, the result was up 11% to US$41 million.  Housing continued to soften in some markets, particularly Sydney, but infrastructure and commercial construction activity was higher.

Chief Executive David Clarke said the overall result was very satisfactory and indicative of the strength of Rinker’s base business.

“This result gives us another quarter of solid returns and a further pleasing lift in profit and return on funds employed across every business.”

Financial position

Rinker’s financial position continues to strengthen with net debt (7) lower at US$162 million, as at end June, from US$280 million at end March 2005.  Gearing/leverage (8) (net debt/net debt + equity) was 5.9%, down from 9.8%.

Rinker Group Limited  ABN 53 003 433 118
Corporate Affairs and Investor Relations
Level 8, Tower B, 799 Pacific Highway, Chatswood NSW 2067  PO Box 5697, West Chatswood NSW 1515
Telephone (02) 9412 6680 Facsimile (02) 9412 6611 E-mail investorrelations@rinker.com.au

Financial results summary for the June 05 quarter vs the June 04 quarter

Measure	QEJ05			QEJ04			Change
Trading revenue	US$	1,240	m	US$	1,058	m	17%
EBIT	US$	284	m	US$	182	m	56%
EBITDA	US$	335	m	US$	229	m	47%
PAT	US$	181	m	US$	112	m	62%
Free cash flow	US$	173	m	US$	68	m	154%
Return on funds employed	30.5%			21.1%			9.4	pp
Return on equity	21.7%			17.6%			4.1	pp

Cash flow increased strongly. Net cash flow from operating activities rose 102% to US$220 million.  Free cash flow rose 154% to US$173 million.  This is more than double the same period in the prior year - which was unusually low due to greater than normal working capital growth.

Buyback

During the first quarter to the end of June, Rinker purchased 7.2 million shares on-market, at a total cost of A$87 million.

Mr Clarke said the buyback was an appropriate and value-creating use of excess cash, but as always, it remained subject to larger acquisitions becoming available.

Business results

Rinker Materials Sales were US$956 million, up 16% on the June quarter 2004.  EBITDA was US$284 million, up 55%, while EBIT rose 67% to US$246 million. EBITDA/sales margin was 29.7%, from 22.3%. Double-digit price increases were recorded for aggregates, cement and concrete, compared with 12 months earlier.

•      Aggregates EBITDA was up 24% to US$77 million.  Volumes were down slightly, compared with a year earlier.

•      Concrete, block & asphalt EBITDA was US$93 million, up 73%. Concrete volumes were up 9%, helped by two new plants in Florida.  Two additional unscheduled price increases in that state over the past 12 months have helped lift earnings disproportionately, but the impact is expected to moderate over the remainder of the year. Volumes also rose in block but declined in asphalt.

•     Cement EBITDA was up 20% to US$35 million. Volumes were marginally higher. Cement remains in short supply across Florida but Rinker Materials has generally been able to retain supply, and both the Miami and Brooksville cement mills continue to lift productivity.

•      The concrete pipe business continues to be impacted by higher steel and cement costs.  However they were more than offset by higher volumes, up almost 5%, operational improvement cost savings and improved pricing.  EBITDA was up 37% to US$40 million.

•      Other businesses (gypsum distribution and unallocated costs) EBITDA was US$39 million, up from US$9 million in the previous corresponding quarter, mainly due to the Buffalo Road quarry profit.

Readymix Sales were A$369 million, up 11%. EBITDA rose 5% to A$70 million on price increases, higher volumes – except in pipe - and cost savings. Concrete prices were 3% higher.  Cement Australia returns were down due to timing of scheduled plant maintenance shutdowns.

Strategy and Outlook

Rinker continues to actively search for value-adding acquisitions, both bolt-ons and larger opportunities – mainly in the US but also in Australia.   A number of growth opportunities have been dismissed on strategic and valuation grounds, but we expect other acquisitions - particularly smaller bolt-ons - to eventuate over the coming year.

Organic growth remains a priority and we expect to invest in greenfields operations and plants, quarry extensions and new equipment, at about the same level as last year – around US$90-100 million in development capital.

US construction activity forecasts continue to predict overall growth as non-residential and infrastructure activity offsets a decline in housing construction in the second half of this calendar year.

“Our leading market positions in high growth states provide the foundation for Rinker’s solid performance, and should help to ameliorate any slowdown in housing,” said Mr Clarke.

In Florida, which represents around 50% of the group’s US sales revenue, put-in-place construction activity has grown 8% a year compound in real terms over the past 15 years. In Arizona, the figure is 10%, which compares with 5% compound annual growth across the US.

“This growth has been enhanced in recent times by unusually frequent price increases in some markets; as many as three price increases in the past 12 months.”

Mr Clarke said the combination of strong market demand and hefty cost increases on a range of inputs had led to an abnormally-strong pricing environment right across the US, and particularly in Florida.

More normal cost and pricing conditions were expected to return over the short to medium term.

“Although it is still very early days, it seems likely that the July price rises of around 5% in Florida will hold.  These increases stem from a significant lift in ocean freight and other costs, and have flowed through into the downstream products.

“Accordingly, we are upgrading our current year profit guidance to a 30% increase in trading EBIT for the US business, up from 25% earlier this year,” said Mr Clarke.

In Australia, housing approvals have declined but commercial and infrastructure activity continues to underpin construction activity levels.

“For Readymix in Australia, our profit expectations are unchanged,” said Mr Clarke.  “We continue to expect a result - in Australian dollars - which is in line with last year’s record result.”

For further information, please contact Debra Stirling on mobile/cell 0419 476 546 (international + 61 419 476 546)

18 July 2005	RIN 03-06

This news release contains a number of forward-looking statements.  Such forward-looking statements are not guarantees of future results or performance and involve risks, uncertainties and other factors, including: the general economic and business conditions in the United States and Australia; trends and business conditions in the building and construction industries; the timing and amount of federal, state and local funding for infrastructure; competition from other suppliers in the industries in which Rinker operates; changes in Rinker’s strategies and plans regarding acquisitions, dispositions and business development; Rinker’s ability to efficiently integrate past and future acquisitions; compliance with, and potential changes to, governmental regulations related to the environment, employee safety and welfare and other matters related to Rinker; changes in interest rates, weather and other natural phenomena, energy costs, pension costs; healthcare costs; and other risks and uncertainties identified in our filings with the Australian Stock Exchange and the U.S. Securities and Exchange Commission

1.                            All quarterly results are unaudited.

Rinker Group is required to adopt Australian Equivalents to International Financial Reporting Standards (A-IFRS) with effect from the current year, the year ending March 31, 2006. Accordingly, Rinker Group’s accounting policies have now been amended to ensure consistency with A-IFRS and results shown for this first quarter of the year ending March 31, 2006 have been prepared under those A-IFRS accounting policies.  In addition, results shown for prior periods have been restated to be comparable.

The principal impact of A-IFRS on reported results is the reduction in goodwill amortisation expense to zero.  Prior to the adoption of A-IFRS, Rinker’s goodwill amortisation expense during the year ended March 31, 2005 was US$56.3 million. More detailed information on the impact of adopting A-IFRS is included at Note 39 on page 39 of Rinker’s Full Financial Report for the year ended March 31, 2005.

Rinker’s operating subsidiaries (Rinker Materials Corporation in the US and Readymix in Australia and China) each generate all revenue and incur all costs in their local currency.  As a result, directors believe their performance is best measured in their local currency. At the group level, Rinker Materials represents around 80% of earnings.  As a result, US$ performance represents the most appropriate measure of Rinker’s performance and value.  Under A-IFRS, Rinker Group’s selected reporting currency will be US$, although Readymix results will continue to be disclosed in both US$ and A$.

Rinker’s first audited financial report prepared under A-IFRS will be the annual report for the year ended March 31, 2006.

2              Reconciliation of Earnings per share for the quarter ended 30 June 2005

Earnings per share represents Net profit attributable to members of Rinker Group Limited divided by weighted average number of shares outstanding.

	Information under A-IFRS US$ million
Quarter ended 30 June	2005	2004
Net profit attributable to members of Rinker Group Limited	181.0	112.0
Weighted average number of shares outstanding (million)	937.9	944.5
Earnings per share (cents)	19.3	11.9
Earnings per ADR (1 ADR = 5 ord shares) (cents)	96.5	59.3

3              Reconciliation of EBIT and EBITDA for the quarter ended 30 June 2005

EBIT represents profit on ordinary activities before finance and income tax. EBITDA represents EBIT before Depreciation and Amortisation (DA).

	Information under A-IFRS June Quarter
	US$ million
	June ‘05 Qtr	June ‘04 Qtr	Variance %
Segment Revenue
Aggregate	256	218	18%
Cement	110	93	19%
Concrete, block, asphalt	508	394	29%
Concrete pipe and products	145	121	20%
Other	89	117	(24)%
Eliminations	(152)	(121)	26%
Rinker Materials	956	822	16%
Readymix (US$)	283	236	20%
Readymix (A$)	369	333	11%
Consolidated Rinker group	1,240	1,058	17%

Segment EBIT
Aggregate	62.1	49.3	26%
Cement	31.8	25.9	23%
Concrete, block, asphalt	80.3	43.2	86%
Concrete pipe and products	34.2	23.1	48%
Other	37.5	6.0	n/a
Rinker Materials	245.8	147.5	67%
Readymix (US$)	41.1	37.1	11%
Readymix (A$)	53.5	52.5	2%
Corporate	(2.4)	(2.3)	(5)%
Consolidated Rinker group	284.5	182.4	56%

Segment DA
Aggregate	14.8	12.8	16%
Cement	3.4	3.3	1%
Concrete, block, asphalt	12.3	10.3	19%
Concrete pipe and products	6.1	6.3	(3)%
Other	1.3	3.3	(60)%
Rinker Materials	37.9	36.0	5%
Readymix (US$)	13.0	10.3	26%
Readymix (A$)	16.9	14.5	16%
Consolidated Rinker group	50.9	46.3	10%

Segment EBITDA
Aggregate	76.9	62.1	24%
Cement	35.1	29.2	20%
Concrete, block, asphalt	92.6	53.5	73%
Concrete pipe and products	40.3	29.4	37%
Other	38.8	9.3	n/a
Rinker Materials	283.7	183.5	55%
Readymix (US$)	54.1	47.4	14%
Readymix (A$)	70.4	66.9	5%
Corporate	(2.4)	(2.3)	(5)%
Consolidated Rinker group	335.4	228.6	47%

4              Reconciliation of Free cash flow

Free cash flow represents Net cash from operating activities less (1) operating capital expenditures included in cashflows from purchase of property, plant and equipment and (2) interest paid.

	Information under A-IFRS
	US$ million
Quarter ended 30 June	2005	2004
Operating profit before finance and tax	284.5	182.4
Depreciation and amortisation	50.9	46.3
Net income tax (paid)	(9.0)	(0.7)
Change in working capital	(60.1)	(83.7)
(Profit)/loss on asset sales	(32.2)	(0.3)
Interest received	8.0	5.4
Other	(22.3)	(40.3)
Net Cash from operating activities	219.8	109.0
Operating capital expenditure	(41.7)	(33.6)
Interest paid	(5.4)	(7.4)
Free Cash Flow	172.7	67.9

Capital expenditure summary:
Operating capital expenditure	(41.7)	(33.6)
Development capital expenditure	(29.6)	(25.7)
Total purchase of property plant and equipment	(71.3)	(59.3)
Purchase of businesses	(11.5)	(26.8)
Total capital expenditure	(82.8)	(86.1)

5              Reconciliation of Return on Funds Employed (ROFE)

Return on funds employed represents previous 12 months’ EBIT divided by end of period funds employed.

Information under A-IFRS US$ million Year ended 30 June	EBIT 2005	Funds Employed 2005	ROFE 2005	EBIT 2004	Funds Employed 2004	ROFE 2004
Aggregates	208.1	783.6	26.6%	166.1	795.0	20.9%
Cement	123.6	321.6	38.4%	104.6	327.3	32.0%
Concrete, block, asphalt	249.6	666.3	37.5%	145.4	615.8	23.6%
Concrete pipe and products	100.6	325.4	30.9%	64.8	343.2	18.9%
Other	56.1	43.7	n/a	(2.4)	119.4	(2.0)%
Total Rinker Materials	738.0	2140.5	34.5%	478.5	2,200.7	21.7%
Readymix	151.1	731.1	20.7%	127.2	617.6	20.6%
Readymix (A$)	201.1	957.3	21.0%	179.6	894.6	20.1%
Corporate	(11.6)	3.9	n/a	(10.1)	—	n/a
Consolidated Rinker group	877.5	2,875.5	30.5%	595.6	2,818.3	21.1%

6              Reconciliation of Return on Equity (ROE)

Return on equity represents the previous 12 months’ Net profit attributable to members of Rinker Group Limited divided by equity attributable to members of Rinker Group Limited.

	Information under A-IFRS
	US$ million
Year ended 30 June	2005	2004
Net profit attributable to members of Rinker Group Limited	562.5	379.8
Equity attributable to members of Rinker Group Limited	2,593.0	2,159.6
ROE	21.7%	17.6%

7              Reconciliation of Net debt

Net debt represents current and non-current interest-bearing liabilities less cash assets.

	Information under A-IFRS
	US$ million
As at	30 June 2005	31 March 2005
Current interest-bearing liabilities	255.6	257.1
Non-current interest-bearing liabilities	610.5	610.9
Less: cash assets	(704.2)	(588.2)
Net debt	161.9	279.8

8              Reconciliation of gearing/leverage

Gearing/leverage represents (a) net debt divided by equity and (b) net debt divided by net debt plus equity.

	Information under A-IFRS
	US$ million
As at	30 June 2005	31 March 2005
Net debt	161.9	279.8
Equity	2,600.8	2,581.5
Gearing/leverage (net debt/ equity)	6.2%	10.8%
Gearing/leverage (net debt/net debt plus equity)	5.9%	9.8%

Rinker Group Limited

Quarterly Financial Information

First Quarter of Year Ended 31 March 2006

Important: Quarterly results are unaudited. Results are shown under A-IFRS. Year ended 31 March 2003 comparative results are proforma. See notes 1 and 2 below.

Information under A-IFRS (1) US$ million (1)
(Year ended 31 March 2006)	Jun Qtr 2005
Rinker group
Revenue	1,240
EBITDA(3)	335.4
Depreciation	46.0
Amortisation	4.9
EBIT(3)	284.5
PAT(3)	181.0

EPS (cents per ord. share)	19.3
EPS per ADR (1 ADR = 5 ord. shares)	96.5
No. of shares for EPS calc. (million)	937.9

Free Cash Flow(4)	172.7

Net Debt(5)	161.9
Gearing (Net Debt/Net Debt+Equity)(6)	5.9%

Average exchange rate (A$1=US$)(7)	0.7679

	Restated under A-IFRS (1) US$ million (1)
(Year ended 31 March 2005)	Jun Qtr 2004	Sept Qtr 2004	Dec Qtr 2004	Mar Qtr 2005

Rinker group
Revenue	1,058	1,075	1,094	1,082
EBITDA(3)	228.6	250.0	229.8	262.0
Depreciation	42.8	45.2	46.7	46.4
Amortisation	3.4	4.1	3.4	3.2
EBIT(3)	182.4	200.8	179.7	212.6
PAT(3)	112.0	128.5	108.8	144.1

EPS (cents per ord. share)	11.9	13.7	11.6	15.3
EPS per ADR (1 ADR = 5 ord. shares)	59.3	68.3	57.8	76.6
No. of shares for EPS calc. (million)	944.5	941.5	941.2	941.2

Free Cash Flow(4)	67.9	150.7	91.5	106.8

Net Debt(5)	589	502	416	280
Gearing (Net Debt/Net Debt+Equity)(6)	21.4%	17.8%	14.5%	9.8%

Average exchange rate (A$1=US$)(7)	0.7073	0.7076	0.7671	0.7776

	Restated under A-IFRS (1) US$ million (1)
(Year ended 31 March 2004)	Jun Qtr 2003	Sept Qtr 2003	Dec Qtr 2003	Mar Qtr 2004

Rinker group
Revenue	881	966	925	932
EBITDA(3)	180.6	193.4	180.6	174.1
Depreciation	38.7	39.8	40.8	42.4
Amortisation	4.3	4.1	3.6	4.0
EBIT(3)	137.6	149.5	136.3	127.7
PAT(3)	82.3	96.5	84.3	87.1
EPS (cents per ord. share)	8.7	10.2	8.9	9.2
EPS per ADR (1 ADR = 5 ord. shares)	43.6	51.1	44.6	46.1
No. of shares for EPS calc. (million)	944.7	944.8	945.0	945.0

Average exchange rate (A$1=US$) (7)	0.6477	0.6551	0.7202	0.7679

	Restated under A-IFRS (1) US$ million (1)
(Year ended 31 March 2003)	Jun Qtr 2002	Sept Qtr 2002	Dec Qtr 2002	Mar Qtr 2003

Rinker group
Revenue	694	707	790	764
EBITDA(3)	148.4	149.4	150.3	157.2
Depreciation	32.7	33.2	38.2	42.9
Amortisation	4.1	3.9	4.2	4.4
EBIT(3)	111.6	112.4	108.0	109.9
PAT(3)	63.4	66.2	61.4	69.3
EPS (cents per ord. share)	6.7	7.0	6.5	7.3
EPS per ADR (1 ADR = 5 ord. shares)	33.6	35.0	32.5	36.7
No. of shares for EPS calc. (million)	944.7	944.7	944.7	944.7

Average exchange rate (A$1=US$)(7)	0.5547	0.5484	0.5584	0.6023

Information under A-IFRS (1) US$ million (1)
(Year ended 31 March 2006)	Jun Qtr 2005

Segment Revenue
Aggregate	256
Cement	110
Concrete, block, asphalt	508
Concrete pipe and products	145
Other	89
Intercompany eliminations	(152)
Rinker Materials	956
Readymix ($US)	283
Readymix ($A)	369
Consolidated Rinker group	1,240

Segment EBIT
Aggregate	62.1
Cement	31.8
Concrete, block, asphalt	80.3
Concrete pipe and products	34.2
Other	37.5
Rinker Materials	245.8
Readymix ($US)	41.1
Readymix ($A)	53.5
Corporate	(2.4)
Consolidated Rinker group	284.5

Segment Depreciation and Amortisation
Aggregate	14.8
Cement	3.4
Concrete, block, asphalt	12.3
Concrete pipe and products	6.1
Other	1.3
Rinker Materials	37.9
Readymix ($US)	13.0
Readymix ($A)	16.9
Corporate	—
Consolidated Rinker group	50.9

Segment EBITDA
Aggregate	76.9
Cement	35.1
Concrete, block, asphalt	92.6
Concrete pipe and products	40.3
Other	38.8
Rinker Materials	283.7
Readymix ($US)	54.1
Readymix ($A)	70.4
Corporate	(2.4)
Consolidated Rinker group	335.4

	Restated under A-IFRS (1) US$ million (1)
(Year ended 31 March 2005)	Jun Qtr 2004	Sept Qtr 2004	Dec Qtr 2004	Mar Qtr 2005

Segment Revenue
Aggregate	218	216	215	213
Cement	93	88	100	108
Concrete, block, asphalt	394	401	410	430
Concrete pipe and products	121	133	112	106
Other	117	107	127	110
Intercompany eliminations	(121)	(116)	(130)	(133)
Rinker Materials	822	829	834	833
Readymix ($US)	236	246	260	249
Readymix ($A)	333	349	339	320
Consolidated Rinker group	1,058	1,075	1,094	1,082

Segment EBIT
Aggregate	49.3	50.5	49.9	45.6
Cement	25.9	26.9	34.5	30.4
Concrete, block, asphalt	43.2	45.7	54.4	69.1
Concrete pipe and products	23.1	29.1	19.7	17.7
Other	6.0	8.5	(8.6)	18.7
Rinker Materials	147.5	160.7	149.9	181.5
Readymix ($US)	37.1	42.8	32.3	34.9
Readymix ($A)	52.5	60.5	42.1	44.9
Corporate	(2.3)	(2.8)	(2.5)	(3.9)
Consolidated Rinker group	182.4	200.8	179.7	212.6

Segment Depreciation and Amortisation
Aggregate	12.8	13.0	13.6	13.5
Cement	3.3	3.3	3.3	3.4
Concrete, block, asphalt	10.3	11.1	11.7	12.3
Concrete pipe and products	6.3	6.2	6.1	6.2
Other	3.3	3.3	3.2	1.7
Rinker Materials	36.0	36.9	37.8	37.1
Readymix ($US)	10.3	12.3	12.2	12.3
Readymix ($A)	14.5	17.4	15.9	15.9
Corporate	—	—	—	—
Consolidated Rinker group	46.3	49.2	50.1	49.5

Segment EBITDA
Aggregate	62.1	63.5	63.4	59.2
Cement	29.2	30.2	37.9	33.7
Concrete, block, asphalt	53.5	56.8	66.1	81.5
Concrete pipe and products	29.4	35.3	25.8	23.8
Other	9.3	11.8	(5.4)	20.4
Rinker Materials	183.5	197.6	187.7	218.6
Readymix ($US)	47.4	55.1	44.5	47.2
Readymix ($A)	66.9	77.9	58.0	60.8
Corporate	(2.3)	(2.8)	(2.5)	(3.9)
Consolidated Rinker group	228.6	250.0	229.8	262.0

	Restated under A-IFRS (1) US$ million (1)
(Year ended 31 March 2004)	Jun Qtr 2003	Sep Qtr 2003	Dec Qtr 2003	Mar Qtr 2004

Segment Revenue
Aggregate	183	203	191	185
Cement	84	86	88	91
Concrete, block, asphalt	331	362	334	337
Concrete pipe and products	111	116	103	91
Other	100	105	97	109
Intercompany eliminations	(105)	(115)	(111)	(110)
Rinker Materials	705	756	703	702
Readymix ($US)	176	210	222	231
Readymix ($A)	272	321	308	300
Consolidated Rinker group	881	966	925	932

Segment EBIT
Aggregate	43.7	44.7	39.5	32.6
Cement	25.0	26.5	27.2	25.1
Concrete, block, asphalt	27.6	33.6	28.4	40.2
Concrete pipe and products	17.4	20.1	17.4	4.2
Other	1.1	(4.0)	(5.7)	1.3
Rinker Materials	114.9	120.9	106.9	103.3
Readymix ($US)	24.1	31.0	31.5	27.6
Readymix ($A)	37.2	47.4	43.8	36.0
Corporate	(1.4)	(2.5)	(2.2)	(3.2)
Consolidated Rinker group	137.6	149.5	136.3	127.7

Segment Depreciation and Amortisation
Aggregate	11.3	11.9	11.2	12.7
Cement	3.3	3.3	3.3	3.3
Concrete, block, asphalt	9.3	9.5	10.2	9.9
Concrete pipe and products	6.6	6.5	6.4	6.4
Other	4.9	4.6	4.2	4.1
Rinker Materials	35.2	35.7	35.2	36.5
Readymix ($US)	7.8	8.2	9.1	9.9
Readymix ($A)	12.0	12.6	12.6	12.9
Corporate	—	—	—	—
Consolidated Rinker group	43.0	43.9	44.3	46.4

Segment EBITDA
Aggregate	55.0	56.5	50.7	45.3
Cement	28.3	29.8	30.4	28.4
Concrete, block, asphalt	36.9	43.1	38.6	50.0
Concrete pipe and products	24.0	26.7	23.9	10.6
Other	6.0	0.6	(1.5)	5.3
Rinker Materials	150.1	156.6	142.1	139.8
Readymix ($US)	31.9	39.3	40.6	37.7
Readymix ($A)	49.2	60.0	56.4	48.9
Corporate	(1.4)	(2.5)	(2.2)	(3.2)
Consolidated Rinker group	180.6	193.4	180.6	174.1

	Restated under A-IFRS (1) US$ million (1)
(Year ended 31 March 2003)	Jun Qtr 2002	Sep Qtr 2002	Dec Qtr 2002	Mar Qtr 2003

Segment Revenue
Aggregate	131	131	167	160
Cement	74	74	75	80
Concrete, block, asphalt	199	214	303	293
Concrete pipe and products	126	121	97	92
Other	106	107	90	94
Intercompany eliminations	(81)	(84)	(92)	(96)
Rinker Materials	554	564	641	622
Readymix ($US)	140	143	149	142
Readymix ($A)	252	261	266	236
Consolidated Rinker group	694	707	790	764

Segment EBIT
Aggregate	32.6	31.7	32.5	25.9
Cement	22.6	23.0	23.3	25.9
Concrete, block, asphalt	17.7	20.4	26.9	29.1
Concrete pipe and products	23.4	20.9	11.7	10.2
Other	0.8	1.2	(1.2)	0.4
Rinker Materials	97.0	97.3	93.2	91.6
Readymix ($US)	16.5	17.0	16.7	20.3
Readymix ($A)	29.8	31.0	29.9	33.7
Corporate	(1.9)	(1.8)	(1.9)	(2.0)
Consolidated Rinker group	111.6	112.4	108.0	109.9

Segment Depreciation and Amortisation
Aggregate	8.8	9.2	12.3	10.1
Cement	3.1	3.2	3.2	3.3
Concrete, block, asphalt	6.6	6.8	8.7	10.8
Concrete pipe and products	6.6	6.3	6.6	6.9
Other	5.4	5.2	5.2	5.4
Rinker Materials	30.5	30.7	35.9	36.3
Readymix ($US)	6.3	6.3	6.5	11.1
Readymix ($A)	11.3	11.6	11.6	18.8
Corporate	—	—	—	—
Consolidated Rinker group	36.8	37.0	42.4	47.3

Segment EBITDA
Aggregate	41.4	41.0	44.9	36.0
Cement	25.7	26.2	26.5	29.2
Concrete, block, asphalt	24.3	27.2	35.6	39.9
Concrete pipe and products	29.9	27.3	18.2	17.1
Other	6.2	6.4	4.0	5.8
Rinker Materials	127.5	128.0	129.1	127.9
Readymix ($US)	22.8	23.3	23.2	31.4
Readymix ($A)	41.1	42.6	41.5	52.5
Corporate	(1.9)	(1.8)	(1.9)	(2.0)
Consolidated Rinker group	148.4	149.4	150.3	157.2

Footnotes

(1)                    All quarterly results are unaudited.

Rinker Group is required to adopt Australian Equivalents to International Financial Reporting Standards (A-IFRS) with effect from the current year, the year ending March 31, 2006. Accordingly, Rinker Group’s accounting policies have now been amended to ensure consistency with A-IFRS and results shown for YEM06 have been prepared under those A-IFRS accounting policies. In addition, results shown for prior periods have been restated to be comparable.

The principal impact of A-IFRS on reported results is the reduction in goodwill amortisation expense to zero. Prior to the adoption of A-IFRS, Rinker’s goodwill amortisation expense during the year ended March 31, 2005 was US$56.3 million. More detailed information on the impact of adopting A-IFRS is included at Note 39 on page 39 of Rinker’s Full Financial Report for the year ended March 31, 2005.

Rinker’s operating subsidiaries (Rinker Materials Corporation in the US and Readymix in Australia and China) each generate all revenue and incur all costs in their local currency. As a result, directors believe their performance is best measured in their local currency. At the group level, Rinker Materials represents around 80% of earnings. As a result, US$ performance represents the most appropriate measure of Rinker’s performance and value. Under A-IFRS, Rinker Group’s selected reporting currency will be US$, although Readymix results will continue to be disclosed in both US$ and A$.

Rinker’s first audited financial report prepared under A-IFRS will be the annual report for the year ended March 31, 2006.

(2)                    In anticipation of Rinker’s demerger from CSR Limited on 28 March 2003, a number of businesses were transferred between the Rinker group and CSR during the year ended 31 March 2003. The results of the Rinker group prior to the year ended 31 March 2003 (YEM03), did not reflect the businesses that comprised the Rinker Group on demerger from CSR Limited in accordance with an order of the Federal Court on 28 March 2003. Accordingly, unaudited pro forma financial information has been prepared for YEM03 and prior. The directors believe it is meaningful to compare information for periods after 31 March 2003 with the unaudited pro forma information for periods ending on or prior to 31 March 2003 and this quarterly financial information has been prepared on this basis.

(3)                    PAT represents Net profit attributable to members of Rinker Group Limited. EBIT represents Profit from ordinary activities before finance and income tax. EBITDA represents EBIT prior to Depreciation and Amortisation.

(4)                    Free cash flow represents Net cash from operating activities less (1) operating capital expenditure included in cashflows from purchase of property, plant and equipment and (2) interest paid.

	Information under A-IFRS US$ million
Quarter ended 30 June	2005	2004
Operating profit before finance and tax	284.5	182.4
Depreciation and amortisation	50.9	46.3
Net income tax (paid) refunded	(9.0)	(0.7)
Change in working capital	(60.1)	(83.7)
(Profit)/loss on asset sales	(32.2)	(0.3)
Interest received	8.0	5.4
Other	(22.3)	(40.3)
Net Cash from operating activities	219.8	109.0
Operating capital expenditure	(41.7)	(33.6)
Interest paid	(5.4)	(7.4)
Free Cash Flow	172.7	67.9

Capital expenditure summary:
Operating capital expenditure	(41.7)	(33.6)
Developmental capital expenditure	(29.6)	(25.7)
Total purchase of property plant and equipment	(71.3)	(59.3)
Purchase of businesses	(11.5)	(26.8)
Total capital expenditure	(82.8)	(86.1)

(5)                    Net debt represents current and non-current interest-bearing liabilities less cash assets.

	Information under A-IFRS US$ million
As at	30 June 2005	31 March 2005
Current interest-bearing liabilities	255.6	257.1
Non-current interest-bearing liabilities	610.5	610.9
Less: Cash assets	(704.2)	(588.2)
Net debt	161.9	279.8

(6)                    Gearing/leverage represents (a) net debt divided by equity and (b) net debt divided by net debt plus equity.

	Information under A-IFRS US$ million
As at	30 June 2005	31 March 2005
Net debt	161.9	279.8
Equity	2,600.8	2,581.5
Gearing/leverage (net debt/equity)	6.2%	10.8%
Gearing/leverage (net debt/net debt+equity)	5.9%	9.8%

(7)                    This represents the average exchange rate used to translate Readymix A$ results into US$ during the quarter.